UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number  001-07349

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

BALL CORPORATION SALARY CONVERSION AND EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

BALL CORPORATION 10 LONGS PEAK DRIVE BROOMFIELD, COLORADO 80021-2510

BALL CORPORATION
Salary Conversion and Employee Stock Ownership Plan

Index to Financial Statements and Supplemental Schedule

Page

Independent Auditor’s Report	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2008, and 2007	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule H, Line 4i–Schedule of Assets (Held at End of Year) at December 31, 2008	13

Note:	Certain supplemental schedules have been omitted because they are not applicable.

BALL CORPORATION
Salary Conversion and Employee Stock Ownership Plan

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Ball Corporation Salary Conversion and Employee Stock Ownership Plan
Broomfield, Colorado

We have audited the accompanying statements of net assets available for benefits of the Ball Corporation Salary Conversion and Employee Stock Ownership Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

The financial statements of the Plan as of December 31, 2007 were audited by other auditors. As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), the Plan administrator instructed the other auditors not to perform and they did not perform, any auditing procedures with respect to the information certified by the Trustee. Their report, dated September 3, 2008, indicated that (a) because of the significance of the information that they did not audit, they were unable to, and did not, express an opinion on the financial statements taken as a whole and (b) the form and content of the information included in the financial statements other than that derived from the information certified by the Trustee, were presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.  As described in Note 10, due to changes in the accounting for Company Stock within the Plan, the Plan has elected to file in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Accordingly, our present opinion on the 2007 financial statements, as presented herein, is different from that expressed in the previous auditor’s report.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ball Corporation Salary Conversion and Employee Stock Ownership Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with United States generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information, required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan’s management.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Clifton Gunderson LLP
Clifton Gunderson LLP
Denver, Colorado
June 26, 2009

BALL CORPORATION
Salary Conversion and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments, at fair value (Note 3):
Mutual funds	$625,884,353	$849,278,622
Ball Corporation common stock	238,808,324	263,054,295
Investment contracts	132,043,351	128,508,567
Participant loans	21,314,785	21,920,907
Total investments	1,018,050,813	1,262,762,391

Contributions receivable:
Participant	–	174,870
Employer	8,784,265	8,984,714

Net assets available for benefits at fair value	1,026,835,078	1,271,921,975
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,066,674	(1,162,775)

Net assets available for benefits	$1,027,901,752	$1,270,759,200

See accompanying notes to the financial statements.

BALL CORPORATION
Salary Conversion and Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2008
Additions to (Deductions from) Net Assets:
Contributions:
Participant	$55,828,995
Employer, net of forfeitures	31,045,005
Rollovers and Other Additions	2,717,982
Total contributions	89,591,982
Investment income:
Dividends and interest	32,007,230
Interest on participant loans	1,718,918
Net (depreciation)/appreciation in fair value of investments	(274,449,108)
Total investment (loss)/ income	(240,722,960)

Distributions to participants	(91,651,861)
Administrative expenses and other	(74,609)

Decrease in net assets	(242,857,448)

Net assets available for benefits:
Beginning of year	1,270,759,200
End of year	$1,027,901,752

See accompanying notes to the financial statements.

BALL CORPORATION
Salary Conversion and Employee Stock Ownership Plan

Notes to Financial Statements

Note 1–Description of the Plan

The Ball Corporation Salary Conversion and Employee Stock Ownership Plan (the “Plan”) is a defined contribution Plan established on September 1, 1983.  The Plan was amended and restated on July 1, 1989, under the rules of Internal Revenue Code of 1986, as amended (“IRC”), Section 401(k), to add an employee stock ownership (the “ESOP”) feature which was qualified under IRC Sections 401(a) and 4975(e)(7).  There is no active ESOP feature currently in the Plan.  Participants should refer to the Summary Plan Description for more complete information.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation

Essentially all U.S. salaried and U.S. hourly employees of Ball Corporation and participating subsidiaries (the “Company”) are eligible to participate in the Plan.  Eligibility to participate in the Plan begins with the first day of employment.  An eligible employee hired on or after January 1, 2005, who does not make an election about his or her participation in the Plan, is automatically enrolled 30 days after his or her hire date.

Employee Contributions

The Plan allows eligible participants to contribute a portion of their salaries or wages to the Plan on a before-tax basis within limits defined by the Plan.  Such limits vary among certain employee classifications.  In all cases, the maximum contribution for a participant may not exceed the annual maximum limits established under IRC Section 402(g).  All income earned from invested contributions accumulates tax deferred until withdrawal.

The Plan provides for the automatic enrollment of a 3 percent pretax deferral of eligible pay for newly hired employees, unless the employee affirmatively elects to make no pretax contributions or elects to make pretax contributions of a different amount.

Effective January 1, 2007, the Plan was amended to provide an automatic one-step increase whereby the automatic deferral percentage of 3 percent for an employee automatically enrolled in the Plan on or after January 1, 2007, is automatically increased 1 percent each January 1st, beginning in the calendar year following the calendar year of automatic enrollment until the deferral percentage equals 6 percent.  Employees may opt-out of the automatic increases at any time.

Participants may change the level of their contribution or suspend contributions entirely at any time.  The Plan also permits rollovers, which represent funds that participants transfer into the Plan from previous eligible Plans.

Company Matching Contributions

The Company generally makes a matching contribution each pay period that is based on the percentage of eligible pay that the participant contributes.  The Company matching contribution differs depending on the employee group in which the participant belongs up to a maximum of 4.5 percent of eligible pay.  The Plan includes matching provisions in accordance with the provisions of the applicable union contracts.  However, certain employee groups (if they had worked 1,000 hours and were employed on the last day of the year) that were merged into the Plan in October 2007 received an annual matching contribution after the end of 2007 that depended on plant performance and ranged from 1/2 percent of eligible pay to

BALL CORPORATION
Salary Conversion and Employee Stock Ownership Plan

Notes to Financial Statements (Cont.)

3 percent of eligible pay.  Starting in 2008, most of these employee groups will receive their Company matching contribution, which will no longer depend on plant performance, on a payroll period basis.

For certain employee groups, Company matching contributions are invested automatically in the Ball Corporation Common Stock Fund.  For remaining employee groups, Company matching contributions are invested according to participant elections.  Participants whose Company matching contributions are automatically invested in the Ball Corporation Common Stock Fund may immediately diversify this investment.

Effective January 1, 1996, the Plan was amended to allow employees in the Company’s aerospace division who are not participants in the Ball Corporation EVA Incentive Compensation Plan to receive an additional match under the Plan.  This amendment allows up to a maximum of 4 percent of the employee’s pay if the EVA performance factor of Ball Aerospace & Technologies Corp. (“BATC”) achieved is between 1.0 percent and 2.0 percent (inclusive) in accordance with conditions of the BATC Performance Sharing Match Program.  The additional match is invested in accordance with participant elections.  An additional match in the amount of $8,288,978 was made for 2008, and was funded in 2009, and an additional match in the amount of $8,550,468 was made for 2007, and funded in 2008.  In addition, other receivables in the amounts of $495,287 and $609,115 were recorded for 2008 and 2007, respectively.

The Company makes additional contributions for some employee groups.  Generally, this contribution is made each pay period and is based on the eligible hours worked by the employee during the pay period.  Additional contributions are invested in accordance with participant elections.

Vesting

Participants are always fully vested in their own contributions and related earnings.  With the exception of certain employee groups, participants are also always fully vested in Company matching contributions and any additional Company contributions, including related earnings.  Certain employee groups vest ratably in Company contributions over a maximum of 6 years.  Participants should refer to the summary plan documents for further information.  As of and for the years ended December 31, 2008 and 2007, there was no significant forfeiture activity.

Distribution of Benefits

Distributions to employees are normally made upon termination of employment and upon submission of a request.  A request for distribution may be directed to the recordkeeper via written request, voice response system, internet site, or directly with the recordkeeper in accordance with Plan provisions.

At any time, a participant with an approved immediate and critical financial need may request a hardship withdrawal in an amount no greater than is necessary to satisfy such financial hardship.

Participant Loans

Loans are interest bearing at 1 percent above the published prime rate and are limited to the lesser of $50,000, reduced by the highest outstanding loan balance in the prior 12-month period, or 50 percent of a participant’s eligible account balance.  Participant loans at December 31, 2008, had interest rates ranging from 4 percent to 10.5 percent and maturity dates ranging from 2009 to 2036.

BALL CORPORATION
Salary Conversion and Employee Stock Ownership Plan

Notes to Financial Statements (Cont.)

Participant Accounts

Each participant’s account is credited with the participant’s contribution; the Company’s matching contribution and discretionary contribution, if applicable, and an allocation of Plan earnings and losses.  Plan earnings and losses are allocated to individuals’ accounts based on each participant’s account balance in their respective investment options selected.

Voting Rights

Each participant receives voting rights on his/her shares of Ball Corporation common stock.

Company Stock Dividends

Participants have the option to either reinvest dividends paid on the Ball Corporation common stock or to receive the dividends in cash.

Note 2–Summary of Significant Accounting Policies

Basis of Accounting

The Plan financial statements are prepared on the accrual basis of accounting.

Valuation of Investments

The Plan’s investments are stated at fair value.  Quoted market prices are used to value investments when available, including Ball Corporation common stock.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.  Participant loans are recorded at cost, which approximates fair value.

The fair value of the investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.  The individual assets of the synthetic investment contracts are valued at the fair value of the underlying assets.  The fair value of the wrapper contract for the synthetic investment contracts is determined using the market approach discounting methodology, which incorporates the difference between current market level rates for contract level wrapper fees and the wrapper fee being charged.  The difference is calculated as a dollar value as discounted by the prevailing interpolated swap rate as of period end.  The Plan’s interests in common collective trusts are included in the Investment Contract Fund.  The fair value is based on the fair value of the common collective trust’s underlying investments as based on information reported by the investment advisor using the audited financial statements of the common collective trust at year end.  (Note 3)

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined contribution Plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the statement of net

BALL CORPORATION
Salary Conversion and Employee Stock Ownership Plan

Notes to Financial Statements (Cont.)

assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Income Recognition

The net appreciation (depreciation) in the fair value of investments (net realized and unrealized gains and losses) is reflected in the accompanying statements of changes in net assets available for benefits.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Investment transactions are recorded on the date of purchase or sale (trade date).

Distributions

Distributions to participants are recorded when paid.

Expenses of the Plan

Certain costs and expenses incurred in establishing, amending and administering the Plan, including the fees and expenses of the trustees, are paid by the Company.  The Plan pays for annual compliance testing and certain loan transaction fees that are charged to the related participants’ accounts.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Note 3 - Fair Value Measurements

The Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157 effective January 1, 2008, for financial assets and liabilities and for nonfinancial assets and liabilities measured on a recurring basis.  SFAS No. 157 establishes a framework for measuring value and expands disclosures about fair value measurements.  Although it does not require any new fair value measurements, the statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability.  As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  The adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements.

The statement establishes a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

●
Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets

BALL CORPORATION
Salary Conversion and Employee Stock Ownership Plan

Notes to Financial Statements (Cont.)

that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds:  Valued at the net asset value (NAV) of shares held by the Plan at year end.

Ball Common Stock:  Valued at the closing price reported on the active market on which the individual security is traded.

Participant loans:  Valued at amortized cost, which approximates fair value.

Investment contracts:  Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.  The levels assigned to the Plan’s investments as of December 31, 2008, are summarized in the table below:

	Level 1	Level 2	Total

Mutual funds	$625,884,353	$–	$625,884,353
Ball common stock	238,808,324	–	238,808,324
Investment contracts	–	132,043,351	132,043,351
Participant loans	–	21,314,785	21,314,785
Total investments at fair value	$864,692,677	$153,358,136	$1,018,050,813

Note 4–Investments

All funds are managed by the trustee of the Plan.  The assets are maintained under the ERISA guidelines and guidelines provided by the Company.

The following investments individually represent 5 percent or more of the Plan’s net assets available for benefits.

BALL CORPORATION
Salary Conversion and Employee Stock Ownership Plan

Notes to Financial Statements (Cont.)

	December 31,	December 31,
	2008	2007

Vanguard 500 Index Fund	$99,317,967	$168,222,901
Vanguard International Growth Fund	*33,084,541	67,620,261
Vanguard Prime Money Market Fund	107,958,183	85,357,114
Vanguard Total Bond Market Index	54,287,488	*39,473,192
Vanguard Wellington Investment Fund	117,438,664	155,012,371
Vanguard Windsor II Fund	*45,788,835	82,991,292
Ball Corporation Common Stock	238,808,324	263,054,295

*	Not greater than 5 percent for respective year end.

For the period stated below, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

December 31, 2008

Mutual Funds	$(255,768,988)
Ball Corporation Common Stock	(18,680,120)
$(274,449,108)

Note 5–Investment Contracts

The Ball Corporation Investment Contract Fund contains various benefit-responsive investment contracts with various banks and insurance companies (“Issuers”) in the form of Guaranteed Investment Contracts (“GICs”) and Synthetic Guaranteed Investment Contracts (“SICs”).  The Issuers of the GICs maintain the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The Issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The SICs are wrapper contracts paired with underlying investments of high quality, intermediate term, fixed income securities.  The Plan purchases wrapper contracts from financial services institutions.  The SICs credit stated interest rates for specified periods of time.  Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis.  SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrapper contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero percent.  The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation.  The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments.  This difference is amortized over the duration of the covered investments.

BALL CORPORATION
Salary Conversion and Employee Stock Ownership Plan

Notes to Financial Statements (Cont.)

Certain events limit the ability of the Plan to transact at contract value with the Issuer.  Such events include the following:  (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The GICs do not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates without additional termination charges.  However, the SICs generally impose conditions on both the Plan and the issuer.  If an event of default occurs and is not cured, the non-defaulting party may terminate the contract.  The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation or a material amendment to the Plan agreement.  The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long term credit rating below a threshold set forth in the contract, is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers.

If, in the event of default of an issuer and the Plan were unable to obtain a replacement investment contract, the Plan may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value.  The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan will be able to do so.  The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value.  The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments.  Contract termination may also occur by either party upon election and notice.

As described in Note 2, because the SICs and GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by the Issuers, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer.  Such interest rates are reviewed periodically for resetting.

The average yield based on actual earnings and interest rates credited to participants was 3.65 percent in 2008.

Note 6–Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.  In the event of termination of the Plan, all participants would become 100 percent vested in their accounts and the assets of the Plan, after payment of any expenses, would be distributed to the participants in proportion to their respective account balances.

BALL CORPORATION
Salary Conversion and Employee Stock Ownership Plan

Notes to Financial Statements (Cont.)

Note 7–Federal Income Tax Status

The Internal Revenue Service informed the Company by a letter dated May 6, 2003, that the Plan and related trust were designed in accordance with the applicable provisions of the IRC.  Thus, contributions to the Plan and earnings thereon are not taxable until distributed to the participant.  No provision for income taxes has been included in the Plan’s financial statements.  The Plan has since been amended but the Company believes the Plan is designed and being operated in compliance with the applicable provisions of the IRC.

Note 8–Party-In-Interest Transactions

Plan assets include investments in funds managed by Vanguard Fiduciary Trust Company (“Vanguard”).  Vanguard is the Plan’s trustee/custodian and, as such, transactions with the trustee/custodian qualify as party-in-interest transactions.  In addition, the Plan holds shares of Ball Corporation common stock, the Plan sponsor, which also qualifies as a party-in-interest.  These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

Note 9–Concentrations, Risks and Uncertainties

The Plan has a significant concentration of Ball Corporation common stock.  A change in the value of the Company stock can cause the value of the Plan’s net assets to change significantly due to this concentration.

The Plan provides for various investments in common stock, mutual funds and investment contracts, which, in general, are exposed to various risks, such as significant world events, interest rates, credit risk and overall market volatility risk.  Through its direct investments, the Plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans.  The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the Issuers and changes in interest rates.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term.

Note 10–11-K Filing

As a result of changes in the accounting for Ball Corporation common stock held by the Plan, the Company has elected to file Form 11-K for reporting period ending December 31, 2008.  Form 11-K was not filed for the reporting period ending December 31, 2007, due to Ball Corporation selling Ball common stock to participants, who elected to purchase it in the Plan.  Currently, the Administrator of the Plan accounts for the Ball common stock as a Unitized Common Stock Fund, therefore, the Company will file Form 11-K on an annual basis beginning with calendar year 2008.

BALL CORPORATION
Salary Conversion and Employee Stock Ownership Plan

Schedule H, Line 4i–Schedule of Assets (Held at End of Year)
At December 31, 2008

Identity of Issue/Description	Current Value

Mutual Funds:
Morgan Stanley Institutional–International Equity Portfolio	$15,446,551
TRP Growth Stock Fund	22,434,853
Vanguard 500 Index Fund(1)	99,317,967
Vanguard Explorer Fund(1)	23,295,596
Vanguard International Growth Fund(1)	33,084,541
Vanguard Mid-Cap Index Fund(1)	4,185,222
Vanguard Prime Money Market Fund(1)	107,958,183
Vanguard Small-Cap Index Inv(1)	21,546,175
Vanguard Target Retirement 2010(1)	10,338,174
Vanguard Target Retirement 2015(1)	17,102,348
Vanguard Target Retirement 2020(1)	15,323,304
Vanguard Target Retirement 2025(1)	12,768,263
Vanguard Target Retirement 2030(1)	8,286,722
Vanguard Target Retirement 2035(1)	5,740,216
Vanguard Target Retirement 2040(1)	3,821,813
Vanguard Target Retirement 2045(1)	2,415,297
Vanguard Target Retirement Income(1)	5,304,141
Vanguard Total Bond Market Index Fund(1)	54,287,488
Vanguard Wellington Investment Fund(1)	117,438,664
Vanguard Windsor II Fund(1)	45,788,835
Total mutual funds	625,884,353

Ball Corporation Common Stock(1)	238,808,324

Synthetic Investment Contracts–Vanguard Fiduciary Trust Company(1)(2):
AIG Financial Products 599271
Total contract at contract value	15,955,082

IXIS Corporation & Investment Bank 1348-02
Total contract at contract value	31,414,149

JPMorgan Chase Bank - MGTABALL
Total contract at contract value	25,457,069

Rabobank - BLL050201
Total contract at contract value	28,900,321

State Street Bank - 104043
Total contract at contract value	23,225,161

New York Life – GA7026
Total contract at contract value	3,590,258

BALL CORPORATION
Salary Conversion and Employee Stock Ownership Plan

Schedule H, Line 4i–Schedule of Assets (Held at End of Year)
At December 31, 2008

Total synthetic investment contracts	128,542,040

Guaranteed Investment Contracts–Vanguard Fiduciary Trust Company(1)(2):
Massachusetts Mutual (35119)	3,624,830
Principal Life Insurance Company (4-45677-03)	1,233,222
Total guaranteed investment contracts	4,858,052

Total investment contracts before net receivables/payables	133,400,092
Net receivables/payables	(290,067)
Total investment contracts	133,110,025

Participant Loans (4% to 10.5%, maturity dates range from 2008 to 2036)(1)	21,314,785

Total assets held (at end of year)	$1,019,117,487

(1)	Identified party-in-interest.
(2)	Represents contract value for this investment.

See accompanying independent auditor’s report.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Ball Corporation Employee Benefits Administration Committee, which Committee administers the employee Plans, duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BALL CORPORATION SALARY CONVERSION AND EMPLOYEE STOCK OWNERSHIP PLAN

	By:	/s/ Raymond J. Seabrook
		Name:	Raymond J. Seabrook
Date: June 26, 2009		Title:	Executive Vice President and Chief Financial Officer

Ball Corporation

Form 11-K

June 26, 2009

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 23	Consent of Clifton Gunderson LLP, Independent Registered Public Accounting Firm